EXHIBIT 1
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FOR IMMEDIATE RELEASE                                               4 April 2005


                              WPP GROUP PLC ("WPP")


                  WPP and Video International Group to develop
                        a stronger partnership in Russia


WPP and Video International Group ("VI"), Russia's leading communications services group, have conditionally agreed to form a number of joint companies, which will operate in Russia and throughout the Confederation of Independent States.

The partnership will cover certain of their existing businesses: VI's current advertising agency, Ravi, will operate in conjunction with JWT, Bates VIAG will be relaunched as Red Cell and CIA Russia will be relaunched as Mediaedge:cia. VI and WPP will develop 141 Worldwide, an integrated marketing services agency, in the market. In addition, a company providing back office and support services in media investment management will also be formed.

This  initiative   continues  WPP's  strategy  of  developing  its  networks  in faster-growing markets and communications services sectors.


For further information, please contact:

Feona McEwan, WPP                       44-20 7408 2204
www.wpp.com